UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **March 5, 2012**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC   **20068**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(202) 872-2000**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Purchase Agreement

On March 5, 2012, Pepco Holdings, Inc. (the "Company") entered into a purchase agreement (the "Purchase Agreement") with Morgan Stanley & Co. LLC ("Morgan Stanley"), J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., individually and acting as representatives of each of the other underwriters named in Schedule A thereto (collectively, the "Underwriters"), and Morgan Stanley, as forward seller (the "Forward Counterparty"), relating to the offer and sale of 15,584,415 shares of the Company's common stock, par value $0.01 per share, by the Forward Counterparty in connection with the Forward Agreement described below. On March 6, 2012, the Underwriters exercised an option provided pursuant to the terms of the Purchase Agreement to purchase an additional 2,337,662 shares of the Company's common stock to cover over-allotments. The Underwriters are offering all of the shares sold to them pursuant to the Purchase Agreement of the Company's common stock to the public at a price per share of $19.25 (the "Offering"). The closing of the Offering, which is subject to customary closing conditions, is expected to occur on March 9, 2012.

The Offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company's effective shelf registration statement on Form S-3 (Registration No. 333-169477). This Current Report on Form 8-K shall be deemed incorporated into such registration statement and the final prospectus supplement relating to the Offering.

The Purchase Agreement is filed herewith as Exhibit 1.1.

Forward Agreements

In connection with the Offering, the Company also entered into (a) a confirmation dated March 5, 2012 (the "Forward Agreement") with the Forward Counterparty relating to an aggregate of 15,584,415 shares of the Company's common stock, and (b) a confirmation dated March 6, 2012 (the "Additional Forward Agreement" and, together with the Forward Agreement, the "Forward Agreements") with the Forward Counterparty relating to an aggregate of 2,337,662 shares of the Company's common stock. As contemplated by the execution of the Forward Agreements, the Forward Counterparty (or an affiliate thereof) is borrowing from third parties and selling in the Offering 17,922,077 shares of the Company's common stock.

Under each Forward Agreement, if the Forward Counterparty determines, in its commercially reasonable judgment, that it is unable to borrow and deliver for sale, on the anticipated closing date, the number of shares of the Company's common stock sold by the Underwriters in the Offering, or if the Forward Counterparty determines, in good faith and in a commercially reasonable manner, either that it is impracticable to do so or that it would incur a stock loan cost of more than a specified amount to do so, then the number of shares of the Company's common stock to which the Forward Agreements relate will be reduced to the number that the Forward Counterparty can so borrow and deliver or can so borrow and deliver at or below that specified cost (which could be no shares, in which case the Forward Agreements will not become effective). If the number of shares to which the Forward Agreements relate is so reduced, the Company will issue and sell to the Underwriters for cash the number of shares not so borrowed and delivered by the Forward Counterparty. The Company or the representatives of the Underwriters may postpone the closing date for one business day to effect any necessary changes to the documents or arrangements.

Upon physical settlement of the Forward Agreements, the Company will issue shares of its common stock to the Forward Counterparty in exchange for cash proceeds equal to then-applicable forward sale price, which initially will be $18.57625 per share and will be subject to adjustment in accordance with the terms of the Forward Agreements. The Company will receive these proceeds only if it elects to physically settle the Forward Agreements. If the Company issues and delivers any shares directly to the Underwriters for sale in the Offering, then, upon such issuance and delivery, the Company will receive from the Underwriters a per share amount of cash equal to $18.57625.

The Forward Agreements generally provide for settlement on one or more settlement dates to be specified by the Company within 12 months after the date of the execution of the Purchase Agreement. The Forward Agreements provide that the forward sale price will be adjusted on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread and will be decreased by certain amounts on specified dates set forth in the Forward Agreements. The interest rate factor adjustment will reduce the forward sale price on each day on which the federal funds rate for that day is less than the spread.

Except under the circumstances described below, the Company has the right to elect physical, cash or net share settlement under the Forward Agreements. Although the Company currently expects to settle the Forward Agreements entirely by physical settlement, the Company may elect cash settlement or net share settlement for all or a portion of its obligations under the Forward Agreements, except as described below. If the Company elects cash or net share settlement, if the price at which the Forward Counterparty or its affiliate purchases shares of the Company's common stock in the open market exceeds the applicable forward sale price, then the Company would have to:

- in the case of cash settlement, pay to the Forward Counterparty a cash amount equal to the difference; or
- in the case of net share settlement, deliver to the Forward Counterparty a number of shares of common stock having a market value equal to the difference.

Conversely, in connection with cash or net share settlement, if the price at which the Forward Counterparty or its affiliate purchases shares of the Company's common stock in the open market is less than the applicable forward sale price, then the Forward Counterparty would have to:

- in the case of cash settlement, pay to the Company a cash amount equal to the difference; or
- in the case of net share settlement, deliver to the Company a number of shares of common stock having a market value equal to the difference.

Purchases of the Company's common stock in open market transactions by the Forward Counterparty or its affiliate in connection with cash or net share settlement could increase the trading price of the Company's common stock. This, in turn, could increase the amount of cash, in the case of cash settlement, or the number of shares, in the case of net share settlement, the Company would owe, if any, to the Forward Counterparty upon settlement of the Forward Agreements.

The Forward Counterparty may accelerate settlement of the Forward Agreement and require the Company to physically settle the Forward Agreements on a date of its choosing if:

- in its commercially reasonable judgment, it or its affiliate either:

  - is unable to hedge its exposure under the Forward Agreements because of the lack of sufficient shares of the Company's common stock being made available for borrowing by lenders; or
  - would incur a cost to borrow shares of the Company's common stock to hedge its exposure under the Forward Agreements that exceeds a specified threshold;

- the Company declares any distribution, issue or dividend to existing holders of the Company's common stock with a record date occurring during the term of the Forward Agreement or the Additional Forward Agreement and payable in either:

  - cash in excess of a specified amount (other than extraordinary dividends);
  - securities of another company acquired or owned by us as a result of a spin-off or other similar transaction; or
  - any other type of securities (other than the Company's common stock), rights, warrants or other assets for payment at less than the prevailing market price, as determined by the Forward Counterparty;

- certain ownership thresholds applicable to the Forward Counterparty are exceeded;

- certain "events of default" or "termination events" (as defined in documentation published by the International Swaps and Derivatives Association, Inc.) occur, including, among other things, any material misrepresentation by us under the Forward Agreements or certain bankruptcy or insolvency events relating to the Company; or

- an event is announced that, if consummated, would result in an "extraordinary event" (as defined in the Forward Agreement), including, among other things, certain mergers and tender offers, a change in law and certain events involving the Company's nationalization or the delisting of the Company's common stock.

A decision by the Forward Counterparty to accelerate settlement of the Forward Agreement or the Additional Forward Agreement would be made regardless of the Company's interests, including its need for capital, and could result in dilution to the Company's earnings per share and return on equity.

The Forward Agreement and Additional Forward Agreement are filed herewith as Exhibits 10.1 and 10.2, respectively, and the legality opinion of Kirk J. Emge, Senior Vice President and General Counsel relating to the issuance of the shares of common stock is filed herewith as Exhibit 5.1.

Conflicts of Interest

The Underwriters or their affiliates in the past have provided investment, commercial banking, financial advisory, brokerage and other services to the Company and its affiliates in the ordinary course of business, and are expected to do so in the future. The Underwriters or their affiliates receive customary fees and commissions for these services. In addition, affiliates of certain of the Underwriters are paying agents under the Company's and its subsidiaries' commercial paper programs and lenders under the Company's and its subsidiaries' primary credit facility, and from time to time perform treasury services for the Company.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

The following exhibits are furnished herewith:

Exhibit No.	Description of Exhibit
1.1	Purchase Agreement, dated March 5, 2012, among Pepco Holdings, Inc., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., individually and acting as representatives of each of the other underwriters named in Schedule A thereto, and Morgan Stanley & Co. LLC, as forward counterparty.
5.1	Opinion of Kirk J. Emge, Esq. regarding the legality of the shares offered hereby.
10.1	Confirmation of Forward Sale Transaction dated March 5, 2012 between Pepco Holdings, Inc. and Morgan Stanley & Co. LLC.
10.2	Confirmation of Additional Forward Sale Transaction dated March 6, 2012 between Pepco Holdings, Inc. and Morgan Stanley & Co. LLC.
23.1	Consent of Kirk J. Emge, Esq. (included in his opinion filed as Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: March 8, 2012   /s/ A. J. KAMERICK
                                 Name: Anthony J. Kamerick
                                 Title: Senior Vice President
                                          and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Purchase Agreement, dated March 5, 2012, among Pepco Holdings, Inc., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., individually and acting as representatives of each of the other underwriters named in Schedule A thereto, and Morgan Stanley & Co. LLC, as forward counterparty.
5.1	Opinion of Kirk J. Emge, Esq. regarding the legality of the shares offered hereby.
10.1	Confirmation of Forward Sale Transaction dated March 5, 2012 between Pepco Holdings, Inc. and Morgan Stanley & Co. LLC.
10.2	Confirmation of Additional Forward Sale Transaction dated March 6, 2012 between Pepco Holdings, Inc. and Morgan Stanley & Co. LLC.
23.1	Consent of Kirk J. Emge, Esq. (included in his opinion filed as Exhibit 5.1).